SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 12)


                           GREY GLOBAL GROUP INC.
          --------------------------------------------------------
                              (Name of Issuer)


              Common Stock, par value $0.01 per share Limited
          Duration Class B Common Stock, par value $0.01 per share
          --------------------------------------------------------
                      (Title of Class and Securities)


                                39787M 10 8
                                39787M 20 7
          --------------------------------------------------------
                   (CUSIP Number of Class of Securities)


                          Edward H. Meyer, Trustee
                              777 Third Avenue
                             New York, NY 10017
                               (212) 546-2000
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  Copy to:

                          David J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                             December 31, 2000
          --------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:    (   )




                                SCHEDULE 13D


CUSIP No.   39787M 10 8
            39787M 20 7
------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Voting Trust established pursuant to a Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of
         August 31, 1987 and March 21, 1994, and as amended as of April 10,
         1996.
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
------------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

          N/A
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OR ORGANIZATION

          DELAWARE
------------------------------------------------------------------------------
                              (7)   SOLE VOTING POWER

                                    Voting Trust established 1986
        NUMBER OF                   -----------------------------
         SHARES                     138,450 shares of Common Stock
      BENEFICIALLY                  135,291 shares of Class B Stock
        OWNED BY              ------------------------------------------------
          EACH                (8)   SHARED VOTING POWER
        REPORTING                        None
         PERSON               ------------------------------------------------
          WITH                (9)   SOLE DISPOSITIVE POWER
                                         None
                              ------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER
                                         None
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Voting Trust established 1986:
          -----------------------------
          138,450 shares of Common Stock
          135,291 shares of Class B Stock
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                            ( )

------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           Voting Trust established 1986:
           -----------------------------
           13.5% of Common Stock
           60.2% of Class B Stock
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

          00
------------------------------------------------------------------------------



Item 1.  SECURITY AND ISSUER

            This Amendment No. 12 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 11 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21,
1994, March 10, 1995, April 30, 1996, February 12, 1997, January 28, 1998
,February 8, 1999, and February 10, 2000 filed by Edward H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $0.01 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of December 31, 2000 was 138,450 shares of Common Stock (approximately 13.5% of the shares of Common Stock outstanding(1)) and 135,291 shares of Class B Stock (approximately 60.2% of the shares of Class B Stock outstanding) which collectively represents approximately 41.4% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

            Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

----------------
(1) On December 31, 2000, 1,028,775 shares of Common Stock and 224,726 shares of Class B Stock were outstanding.

(2) Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Stock, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the percentages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.


            As of December 31, 2000, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

      Name                                Address
      ----                                -------
Nancy Bachrach                      777 Third Avenue
                                    New York, NY  10017

Robert C. Burruss                   777 Third Avenue
                                    New York, NY  10017

Carolyn Carter                      777 Third Avenue
                                    New York, NY  10017

Erica H. Feigin                     777 Third Avenue
                                    New York, NY  10017

Steven G. Felsher                   777 Third Avenue
                                    New York, NY  10017

Steven G. and                       777 Third Avenue
Susan Felsher                       New York, NY  10017

Alan B. Fendrick                    777 Third Avenue
                                    New York, NY  10017

Beverly R. Fendrick                 30 Canterbury Road
                                    White Plains, NY  10607

Warren Fischer                      777 Third Avenue
                                    New York, NY  10017

Jonathan E. Fox                     777 Third Avenue
                                    New York, NY  10017

Richard Krain                       777 Third Avenue
                                    New York, NY  10017

Neil Kreisberg                      777 Third Avenue
                                    New York, NY  10017

Kenneth Levy                        777 Third Avenue
                                    New York, NY  10017

Stephen Novick                      777 Third Avenue
                                    New York, NY  10017

Robert Skollar                      777 Third Avenue
                                    New York, NY  10017

Theresa Stein                       92 Penn Road
                                    Scarsdale, New York 10583

David A. Stickles                   777 Third Avenue
                                    New York, NY  10017

Milton Weinstock                    1572 54th Street
                                    Brooklyn, NY  11219


            As of December 31, 2000, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

     Name                                Address
     ----                                -------
Robert Berenson                     777 Third Avenue
                                    New York, NY  10017

John Alexander Gerster              777 Third Avenue
                                    New York, NY  10017

C. Jeffrey Stein                    777 Third Avenue
                                    New York, NY  10017


             As of December 31, 2000:

            (A) Anthony E. Meyer and Margaret A. Meyer, each having the address 777 Third Avenue, New York, NY 10017, have each deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and

            (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 10.0% of the total number of shares of Common Stock, (ii) approximately 49.0% of the total number of shares of Class B Stock and
(iii) approximately 33.4% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

            Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 30,345 shares of Common Stock and 56,944 shares of Class B Stock (approximately 3.0% and 25.3%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

            In addition, the Beneficiaries have the right to acquire an aggregate of 103,334 shares of Common Stock at exercise prices between $148.50 and $332.50 through the exercise of outstanding options ("Options") within the sixty days following December 31, 2000. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

            Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 8 1/2% Convertible Subordinated Debentures ("Debentures"). The Debentures are convertible at any time into shares of Common Stock and shares of Class B Stock at an initial conversion price of $118.33 per share (subject to adjustment for certain events). As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003.

            Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust would be deemed to beneficially own, pursuant to Rule 13d-3 under the Act:

            (i) 267,348 shares of Common Stock (approximately 23.1% of the shares of Common Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of this calculation only),

            (ii) 160,855 shares of Class B Stock (approximately 64.3% of the shares of Class B Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures were outstanding for the purposes of this calculation only), and

            (iii) 1,875,898votes entitled to be cast at a meeting of stockholders of the Company (approximately 47.0% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding).

            These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 2001


VOTING TRUST established pursuant to
the Voting Trust Agreement dated as
of February 24, 1986, as amended and
restated as of August 31, 1987 and
again amended and restated as of
March 21, 1994 and as amended as of
April 10, 1996


/s/ Edward H. Meyer
------------------------------------
Edward H. Meyer, as Trustee